UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 11)

Under the Securities Exchange Act of 1934

SEABRIDGE GOLD INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

811916105
(CUSIP Number)

Robert A. Grauman, Esq.
 Baker & McKenzie LLP
452 Fifth Avenue
New York NY 10018
 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811916105

1.	Names of Reporting Persons.
FCMI FINANCIAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
7,435,739
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
7,435,739
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,435,739

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

14.8%
14.	Type of Reporting Person

CO
2

CUSIP No. 811916105

1.	Names of Reporting Persons.
PAN ATLANTIC BANK AND TRUST LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

BARBADOS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
6,254,432
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
6,254,432
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,254,432

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

12.4%
14.	Type of Reporting Person

CO
3

CUSIP No. 811916105

1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
21,700
	8.	Shared Voting Power
7,707,439
	9.	Sole Dispositive Power
21,700
	10.	Shared Dispositive Power
7,707,439
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,729,139

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☒
13.	Percent of Class Represented by Amount in Row (11)

15.4%
14.	Type of Reporting Person

IN
4

CUSIP No. 811916105

1.	Names of Reporting Persons.
NANCY FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
29,125
	8.	Shared Voting Power
271,700
	9.	Sole Dispositive Power
29,125
	10.	Shared Dispositive Power
271,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

300,825

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.6%
14.	Type of Reporting Person

IN
5

CUSIP No. 811916105

1.	Names of Reporting Persons.
THE BUCKINGHAM CHARITABLE FOUNDATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
250,000
	8.	Shared Voting Power
-0-
	9.	Sole Dispositive Power
250,000
	10.	Shared Dispositive Power
-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

250,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.5%
14.	Type of Reporting Person

OO
6

The Statement on Schedule 13D filed April 1, 2009 filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), Pan Atlantic Bank and Trust Ltd., a Barbados company (“PABTL”), Ms. Nancy Friedberg, an individual, and Mr. Albert D. Friedberg, an individual, as amended by Amendment No. 1 thereto filed November 18, 2009 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg and by Friedberg Global-Macro Hedge Fund Ltd., a Cayman Island Company (“Global-Macro Fund”) and Friedberg Mercantile Group Ltd., a Canadian corporation (“FMG”) as additional parties to the Schedule 13D, by Amendment No. 2 thereto filed January 22, 2010 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg, Global-Macro Fund and FMG, by Amendment No. 3 thereto filed July 8, 2013 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg and The Buckingham Charitable Foundation (“Buckingham” and, together with FCMI, PABTL, Ms. Friedberg and Mr. Friedberg, the “Filing Persons”), by Amendment No. 4 thereto filed December 10, 2013, by Amendment No. 5 thereto filed July 17, 2014, by Amendment No. 6 thereto filed August 19, 2014, by Amendment No. 7 thereto filed September 8, 2014, by Amendment No. 8 thereto filed November 12, 2014, by Amendment No. 9 thereto filed March 24, 2015 and Amendment No. 10 thereto filed April 8, 2015 (as so amended, the “Statement”), relating to the common stock, $0.001 par value (the “Common Shares”), of Seabridge Gold Inc., a Canadian corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 11. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by the addition of the following information:

Subsequent to the filing of Schedule 13D (Amendment No. 10) by the Filing Persons, FCMI purchased a total of 510,002 Common Shares, as described in Item 5 of this Amendment No. 11. FCMI purchased 398,502 Common Shares in transactions effected in United States dollars (“US$”) for an aggregate purchase price of US$2,441,858.90, and 111,500 Common Shares in transactions effected in Canadian dollars (“CDN$”) for an aggregate purchase price of CDN$ 834,001.26. FCMI obtained the funds used to acquire the Common Shares reported in Item 5 from its working capital.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

FCMI acquired the Common Shares reported in this Schedule 13D (Amendment No. 11), for investment purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by the addition of the following information:

Subsequent to the filing of Schedule 13D (Amendment No. 10) by the Filing Persons, FCMI purchased a total of 510,002 Common Shares in open-market transactions on the NYSE and the TSX, as set forth in the following table. Transactions denominated in US $ were effected on the NYSE; transactions denominated in CDN $ were effected on the TSX.

7

Date	No. of Shares	Price/Share (US$)	Price/Share (CDN$)	Total (US$)	Total (CDN$)
4/9/2015	500.00	$6.2500		$3,125.00
4/14/2015	1,103.00	$6.2491		$6,892.76
	100.00		$7.8000		$780.00
4/15/2015	5,657.00	$6.2364		$35,279.31
	2,500.00		$7.7362		$19,340.50
4/16/2015	2,000.00		$7.7395		$15,479.00
4/20/2015	9,400.00	$6.2196		$58,464.24
	600.00		$7.5383		$4,522.98
4/22/2015	17,269.00	$6.2152		$107,330.29
4/23/2015	1,100.00	$6.2427		$6,866.97
4/24/2015	9,400.00	$6.2080		$58,355.20
	2,100.00		$7.5633		$15,882.93
4/27/2015	300.00	$6.2500		$1,875.00
4/30/2015	2,300.00	$6.2456		$14,364.88
	1,400.00		$7.5507		$10,570.98
5/1/2015	531.00	$6.2481		$3,317.74
	100.00		$7.5800		$758.00
5/4/2015	1,300.00	$6.2500		$8,125.00
	1,000.00		$7.5765		$7,576.50
5/5/2015	2,500.00	$6.2380		$15,595.00
	3,000.00		$7.5438		$22,631.40
5/6/2015	18,475.00	$6.1495		$113,612.01
	3,500.00		$7.4257		$25,989.95
5/7/2015	13,900.00	$6.0864		$84,600.96
	5,800.00		$7.4013		$42,927.54
5/8/2015	23,600.00	$6.0703		$143,259.08
	16,100.00		$7.3357		$118,104.77
5/11/2015	9,400.00	$6.1657		$57,957.58
	1,800.00		$7.4750		$13,455.00
5/12/2015	11,100.00	$6.2119		$68,952.09
	15,400.00		$7.4735		$115,091.90
5/13/2015	11,087.00	$6.2149		$68,904.60
	10,300.00		$7.4866		$77,111.98
5/14/2015	11,481.00	$6.1964		$71,140.87
	6,200.00		$7.4601		$46,252.62
5/15/2015	6,878.00	$6.2316		$42,860.94
	1,200.00		$7.4883		$8,985.96
5/18/2015	3,600.00	$6.2419		$22,470.84
5/19/2015	20,645.00	$6.0458		$124,815.54
8

	2,400.00		$7.4098		$17,783.52
5/20/2015	10,021.00	$6.1085		$61,213.28
	1,800.00		$7.4539		$13,417.02
5/21/2015	7,200.00	$6.0877		$43,831.44
	900.00		$7.4378		$6,694.02
5/22/2015	6,900.00	$6.0456		$41,714.64
	1,400.00		$7.4729		$10,462.06
5/25/2015	600.00		$7.4350		$4,461.00
5/26/2015	24,342.00	$5.9062		$143,768.72
	4,500.00		$7.3377		$33,019.65
5/27/2015	7,900.00	$5.8744		$46,407.76
	1,800.00		$7.3150		$13,167.00
5/28/2015	16,100.00	$5.9339		$95,535.79
	4,600.00		$7.3964		$34,023.44
5/29/2015	15,000.00	$6.0303		$90,454.50
	1,700		$7.4582		$12,678.94
6/1/2015	19,900	$6.1936		$123,252.64
6/2/2015	900	$6.2389		$5,615.01
	100		$7.800		$780.00
6/16/2015	23,050	$6.2267		$143,525,44
	4,400		$7.6901		$33,836.44
6/17/2015	10,500	$6.2358		$65,475.90
	2,100		$7.7074		$16,185.54
6/19/2015	1,300		$7.7427		$10,065.51
6/22/2015	13,863	$6.1938		$85,864.65
	3,200		$7.6119		$24,358.08
6/23/2015	10,000	$6.1351		$61,351.00
	600		$7.5700		$4,542.00
6/24/2015	10,200	$6.2032		$63,272.64
	200		$7.6400		$1,528.00
6/25/2015	8,800	$6.1648		$54,250.24
	2,000		$7.5885		$15,177.00
6/26/2015	9,800	$6.1370		$60,142.60
	1,600		$7.5619		$12,099.04
6/29/2015	10,000	$6.1358		$61,358.00
	1,900		$7.5595		$14,363.05
6/30/2015	12,500	$6.1327		$76,658.75
	1,300		$7.6138		$9,897/94

Total:	510,002		$2,441,858.90		$834,001.26
9

Item 5 of the Schedule 13D is hereby further amended by deleting the information (including the table provided as part of such information) set forth in Item 5 of Schedule 13D (Amendment No. 10) regarding beneficial ownership of the Issuer’s Common Shares by each of the Filing Persons, and replacing the deleted information with the following information:

On the date of this Schedule 13D (Amendment No. 11), the Filing Persons are the beneficial owners of, in the aggregate, 7,758,264 Common Shares, representing 15.4% of the Issuer’s outstanding Common Shares. The Filing Persons’ percentage beneficial ownership has been computed as a percentage of 50,275,126 Common Shares outstanding on May 4, 2015, as stated by the Issuer in its Management Proxy Circular filed May 20, 2015 as Exhibit 99.1 to its Report on Form 6-K for the month of May, 2015. The number of Common Shares and the percentage of the Issuer’s Common Shares beneficially owned by each Filing Person are as follows:

Name	Shares Directly Owned	Percentage Directly Owned	Shares Owned Beneficially	Percentage Owned Beneficially
PABTL	6,254,432	12.4%	6,254,432[1]	12.4%[1]
FCMI	1,181,307	2.3%	7,435,739[2]	14.8%[2]
Buckingham	250,000	0.5%	250,000[3]	0.5%[3]
Nancy Friedberg	50,825	0.1%	300,825[4]	0.6%[4]
Albert Friedberg	21,700	0.04%	7,729,139[5]	15.4%[5]

[1]	All such shares are owned directly by PABTL.
[2]	Includes 1,181,307 shares owned directly by FCMI and 6,254,432 shares owned directly by PABTL.
[3]	Voting and dispositive power over the Common Shares held by Buckingham is exercisable by any of its trustees, acting individually. In practice, such authority is exercised solely by Mr. Friedberg and by Ms. Friedberg.
[4]	Includes 21,700 shares held in a retirement account for the benefit of Ms. Friedberg, 29,125 shares owned directly by Ms. Friedberg, and 250,000 shares owned directly by Buckingham (see note 3).
[5]	Includes 6,254,432 shares owned directly by PABTL, 1,181,307 shares owned directly by FCMI, 43,400 shares held in a retirement account (21,700 shares for the benefit of each of Mr. Friedberg and Ms. Friedberg, see note 4), and 250,000 shares owned directly by Buckingham (see note 3). Excludes 29,125 shares owned directly by Ms. Friedberg, the wife of Mr. Friedberg, with respect to which Mr. Friedberg disclaims beneficial ownership.

All shares reported as beneficially owned by FCMI, PABTL, Nancy Friedberg, Albert D. Friedberg and Buckingham are presently outstanding. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Stock beneficially owned by FCMI. By virtue of his control of FCMI, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, PABTL. As trustees of Buckingham, each of Mr. Friedberg and Ms. Friedberg possesses voting and dispositive power over the Common Shares owned by Buckingham and may be deemed to share beneficial ownership of such Common Shares. Except for such beneficial ownership by Albert D. Friedberg and by Ms. Friedberg, none of the directors or officers of FCMI or PABTL, and none of the trustees of Buckingham, beneficially own any Common Shares.

Except as described in this Item 5, none of the Filing Persons, and none of their respective directors, officers or trustees has effected any transactions in the Issuer’s Common Shares in the 60 days preceding the filing of this Schedule 13D (Amendment No. 11).

10

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2015

FCMI FINANCIAL CORPORATION

By:	/s/ Dan Scheiner
Name: Dan Scheiner
Title: Vice President

PAN ATLANTIC BANK AND TRUST LIMITED

By:	/s/ Peter A. Weatherhead
Name: Peter A. Weatherhead
Title: Director

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
Name: Albert D. Friedberg

NANCY FRIEDBERG, individually

/s/ Nancy Friedberg
Name: Nancy Friedberg

THE BUCKINGHAM CHARITABLE FOUNDATION

By:	/s/Albert D. Friedberg
Name: Albert D. Friedberg
Title: Trustee